FYI:  I thought you would be interested in two developments
Thursday in the battle for Conrail:

 .    Institutional Shareholder Services, a Bethesda, Md.,
     shareholder consulting firm, recommended that Conrail shareholders vote against a proposal to "opt out" of Pennsylvania's takeover law. ISS said CSX's "front-end loaded, two-tiered takeover does not treat all Conrail shareholders fairly" and that lock-ups in the agreement have denied them "the possibility of accepting a higher payment for their shares." (Please see attached press release issued by ISS.)
 .    The Port Authority of New York said it would urge federal
     regulators to break up Conrail's rail monopoly at the port as a condition for approving any sale of the railroad. (Please see story on Page B-4 in the Eastern Edition of today's Wall Street Journal.)

Deborah Noxon
Norfolk Southern Corporation
757-629-2861


                                 NEWS RELEASE

CSX/CONRAIL MERGER DISRUPTED

                  ISS RECOMMENDS AGAINST "OPT OUT" PROVISION

FOR IMMEDIATE RELEASE         Contact: Marcy J. Markowitz/(301)215-9507
                                        mmarkowitz@cda.com

Bethesda, MD - In a December 12 analysis, Institutional Shareholder Services (ISS) has recommended AGAINST a proposal by Conrail Corp. to opt out of a Pennsylvania fair price provision which would allow CSX Corp. to complete a merger with Conrail. Norfolk Southern Corp., (NS) seeks to tender for Conrail shares at a higher price.

In his report, Senior Analyst Peter R. Gleason states, "...CSX's front-end loaded, two-tiered takeover does not treat all Conrail shareholders fairly, and the lock-ups contained in the agreement have denied Conrail's shareholders the possibility of accepting a higher payment for their shares."

Mr. Gleason met with both Conrail and NS executives before making his recommendation. His analysis, which recounts these discussions, is attached. Also attached is a summary of the analysis, written for The ISS Friday Report by Mr. Gleason.

Timeline:
October 31 - Conrail sent notices to shareholders that it would hold a special meeting of shareholders on November 14, 1996, to amend its articles of incorporation to opt out of Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law of 1988. The provision is Pennsylvania's fair price provision which would inhibit Conrail's proposed merger with CSX Corp.

October 23 - Norfolk Southern Corp. announced a tender offer for all outstanding Conrail shares at $100.00 per share.

November 19 - The U.S. District Court for the Eastern District of Pennsylvania issued a ruling denying the Norfolk Southern motion to block competition of the CSX tender for 19.9 percent of Conrail's common stock. The decision allowed CSX to continue with its tender offer, which expired at midnight Wednesday, November 20, 1996. Norfolk Southern immediately appealed the decision.

November 20 - The U.S. Third Court of Appeals in Philadelphia rejected Norfolk Southern's emergency injunction request and cleared the path for CSX Corp. to acquire 19.9 percent of Conrail's outstanding common stock in a tender offer valued at $110 per share. CSX completed the tender offer, which ended at midnight November 20, 1996, with approximately 85 percent of Conrail shareholders tendering their shares.

November 26 - Conrail filed definitive proxy materials with the SEC and set a meeting date of December 23, 1996, for its shareholder vote to opt out of Pennsylvania's fair price provision. Norfolk Southern has extended its previously announced tender offer for Conrail share until Monday, December
16, 1996.

Peter R. Gleason, Senior Analyst
email: pgleason@cda.com
Peter Gleason is a Senior Analyst responsible for analyses regarding proxy contests, mergers, acquisitions, and corporate restructurings. He earned a B.A. from Dartmouth College in 1988, and is a candidate for an M.B.A. in finance and marketing from Virginia Tech. Peter started at ISS in 1990 as an Account Representative in the Sales & Marketing Department and joined the Domestic Proxy Advisory Service in 1991. In addition to his work in research, he oversees several consulting projects for ISS clients. Prior to joining ISS, Peter was a commercial leasing broker for Cushman & Wakefield, Inc. in New York and interned on the Government Securities Trading Desk at Smith Barney Harris Upham, also in New York.

About ISS
Located in Bethesda, MD, Institutional Shareholder Services (ISS) is the world's leading provider of proxy voting and corporate governance services. Serving close to 400 institutional clients -- as well as trustees, custodians and corporations throughout North America, Europe and Australia -- ISS analyzes proxy issues and recommends votes for approximately 10,000 shareholder meetings around the world each year.

ISS's main institutional services include Proxy Advisory and Voting Agent Services, U.S. and Global. Proprietary software products include ProxyMaster, an electronic proxy voting and research management tool, and ProxyRecord, a recordkeeping and reporting package. ProxyReporter, another ISS software product, is used to provide consolidated reporting packages to plan sponsors who delegate voting to their managers. In addition, ISS's corporate governance consulting services are used by a number of leading corporations, regulatory and self-regulatory organizations around the world.

Founded in 1985, ISS is unit of CDA Investment Technologies, a division of Thomson Financial Services.

For more information on ISS, call Marcy J. Markowitz at
(301)215-9507.

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